

September 28, 2010

Mr. Stephen T. Lundy
Chief Executive Officer
AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, Colorado 80104

Re: AspenBio Pharma, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2009
   Filed March 9, 2010
   Form 10-K/A for the Fiscal Year Ended December 31, 2009
   Filed April 28, 2010
   File No. 001-33675

Dear Mr. Lundy:

We have reviewed your July 30, 2010 response to our June 30, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Financial Statements

9. Commitments and Contingencies, page 63

1. Please refer to prior comments nine and ten. Please provide proposed disclosure based on the information in your responses.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

2. We note your response to our prior comment 11. Please provide us an analysis supporting your conclusion that risks arising from your compensation policies and practices are not likely to have a material adverse effect on the company.

Executive Compensation

Annual Incentive Plan, page 15

3. Please refer to your response to comment 14. Please confirm that when you describe in your 2010 proxy statement how the pool of available dollars was calculated by the Compensation Committee, you will also discuss the final amount of the bonus pool available for bonus awards.

4. Please refer to your response to comments 15, 16 and 17. Your Compensation Discussion and Analysis does not provide adequate disclosure regarding corporate objectives. Please provide draft disclosure for your 2010 proxy statement to discuss the following:

    - The corporate performance objectives applicable to each named executive officer and used to determine their annual bonuses. Your disclosure of corporate objectives on page 15 of your Form 10-K/A must be expanded in this respect. For example, please describe the veterinary sciences milestones you sought to achieve. To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.
    - The evaluation by the Compensation Committee of the level of achievement by each named executive officer of the corporate performance applicable to them. Specifically, please discuss how the Compensation Committee determined that the corporate objectives were achieved at a 64% level.
    - The individual contributions of each Named Executive Officer that were considered by the Compensation Committee in determining the size of each bonus awarded.

    Please clearly state in the proposed disclosure that bonus awards were based solely on the achievement of corporate performance objectives, not individual objectives.

    Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

    Sincerely,

    Jim B. Rosenberg
    Senior Assistant Chief Accountant